TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
**BY DHL**

3rd September 2002



Dear Sir/Madam

**Taylor Nelson Sofres plc: file no. 82-4668v**

In accordance with the requirements of 12g3-2b please find enclosed:-

- Notification of Major Interests in Shares

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me.
My fax number is 44 020 8967 1446.



Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\legal\cherylb\judi\docs\adr's\020903 lse.doc

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Announcement Details

| Company | Headline | Embargo | Last Update |
|---|---|---|---|
| Taylor Nelson Sofres PLC | Holding(s) in Company | | 09:55 3 Sep 02 |

Full Announcement Text

## SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Taylor Nelson Sofres plc

2. Name of shareholder having a major interest

Fidelity Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder above or in respect of a non-beneficial interest or in the case of an individual holder if it is a h person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held them

| | |
|---|---|
| 266,000 | State Street Nominees Limited |
| 3,489,000 | Chase Nominees Limited |
| 2,220,821 | Chase Nominees Limited |
| 179,400 | Mellon Nominees Limited |
| 238,200 | Bank of New York Europe |
| 37,200 | BT Globenet Nominees Limited |
| 90,300 | MSS Nominees Limited |
| 76,610 | Bankers Trust |
| 154,800 | Citibank |
| 9,500 | HSBC Client Holdings Nominee (UK) Limited |
| 508,510 | Bankers Trust |
| 785,530 | Nortrust Nominees Limited |

| | |
|---|---|
| 633,800 | State Street Nominees Limited |
| 1,241,072 | RBS Trust Bank |
| 317,171 | Morgan Stanley |
| 2,110,340 | Northern Trust |
| 31,500 | Citibank |
| 1,132,699 | State Street Bank & Trust |
| 363,160 | Mellon Bank |
| 665,730 | Bank of New York Europe |
| 108,200 | RBS-EDINBURG |
| 635,969 | JP Morgan |
| 3,238,847 | Bank of New York, London |
| 152,696 | Chase Nominees Limited |
| 463,458 | Chase Manhattan Bank London |
| 363,223 | Bank of New York Brussels |

5. Number of shares / amount of stock acquired

Not Known

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not Known

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary Shares of 5 pence each

10. Date of transaction

28th August 2002

11. Date company informed

30th August 2002

12. Total holding following this notification

19,516,736

13. Total percentage holding of issued class following this notification

4.99%

14. Any additional information

None

15. Name of contact and telephone number for queries

Judith George – 020 967 4655

16. Name and signature of authorised company official responsible for making this notificatio

Judith George, Assistant Company Secretary

Date of notification

$2^{nd}$ September 2002

END

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